CHINA ENERGY CORPORATION

6130 Elton Avenue, Las Vegas, Nevada 89107 Tel: 1-702- 216-0472

January 18, 2007

Securities and Exchange Commission Judiciary Plaza 450 Fifth Street, N.W. Washington, D.C. 20549 Attention: Jennifer Hardy, Esq.

Dear Ms. Hardy:

Re:	China Energy Corporation
Registration Statement on Form SB-2 – Amendment No. 5
Commission File No. 333-128608

Thank you for your letter and comments dated January 18, 2007. We enclose for filing pursuant to the Securities Act of 1933 the Amendment No. 6 to the Registration Statement on Form SB-2 for China Energy Corporation, the “Company”), which has been amended pursuant to your comment.

Responses to each comment are referenced to the changes made in the Form SB2/A.

The corresponding answer to your question is as follows:

Exhibit 23.1 – Consent of Independent Certified Public Accountant

1.	We have filed a consent letter from our independent accountant to use his audit report on Exhibit 23.1 dated January 18, 2007.

If you have any questions, please contact our US filing agent at (604) 697-8899. Thank you.

Yours truly,

China Energy Corporation

/s/ “WenXiang Ding”

WenXiang Ding,
President